

August 28, 2025

Chris Anthony
Co-Chief Executive Officer
Aptera Motors Corp.
5818 El Camino Real
Carlsbad, CA 92008

      **Re: Aptera Motors Corp.**
          **Registration Statement on Form S-1**
          **Filed August 27, 2025**
          **File Number 333-289898**

Dear Chris Anthony:

      We have reviewed your amended registration statement and have the following comment(s).

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 26, 2025 letter.

Registration Statement on Form S-1
Exhibit 23.1
Consent of Independent Registered Public Accounting Firm, page II-3

1.     Please revise the reference to the auditor report to include the reverse stock split described in note 2 and 13 of the audited financial statements.

Please contact Andi Carpenter at 202-551-3645 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:    Jamie Ostrow